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                                 Exhibit (a)(8)



As I indicated during the Company meeting on Friday, the new stock option grants are an alternative to the Stock Option Exchange Program. Because we have added this new feature, the SEC has requested that we extend the Stock Option Exchange Program decision date from May 25th to May 29th to allow everyone more time to make the decision as to which alternative to select.

As a reminder, if you do not elect the Stock Option Exchange Program, you will automatically receive the new stock option grants indicated in the letters distributed (or to be distributed) by managers immediately after the Stock Option Exchange Program offering period expires. These options will be in addition to your current underwater options.

If you have any questions, please contact Stephen Hsu, Mike Kennedy or me.






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